UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-1(d)

INFORMATION STATEMENT PURSUANT TO RULE 13d-1

Under the Securities Exchange Act of 1934

ZOOLINK CORPORATION
formerly NetJ.Com Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

989766 100
(CUSIP Number)

June 30, 2003
( Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13(d)-1(b)

☐ Rule 13(d)-1(c)

☒ Rule 13(d)-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).]

CUSIP NO. 989766 100

1	NAME OF REPORTING PERSONS [2 ] S.S. OR I.R.S. IDENTIFICATION NOS OF ABOVE PERSON(S) (ENTITIES ONLY Ali __ Shawkat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY ☐

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ali Shawkat, Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER Ali Shawkat as to 3,264,839 shares of Common Stock par value $0.001 per share

	6.	SHARED VOTING POWER 0 shares of Common Stock

	7.	SOLE DISPOSITIVE POWER Ali Shawkat as to 3,264,839 shares of Common Stock par value $0.001 per share

	8.	SHARED DISPOSITIVE POWER 0 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,767,841 shares of Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33% of the Common Stock

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	(a)	Name of Issuer: Zoolink, Corporation
	(b)	Address of Issuer’s Principal Executive Offices: Suite 510, 601 West Hastings Street, Vancouver, British Columbia Canada V6B 5A6
Item 2.	(a)	Name of Person Filing: Ali Shawkat
	(b)	Address of Principal Business Office or, if Non, Residence: C/o Zoolink, Corporation, Suite 510, 601 West Hastings Street, Vancouver, British Columbia Canada V6B 5A6
	(c)	Citizenship Ali Shawkat, Canadian
	(d)	Title of Class of Securities: Common Stock, Par Value $0.001
	(e)	CUSIP Number: 989766 100 Common Stock
Item 3.		If this statement is filed pursuant to Rules 13d1-(b) or 13d-2(b), check whether the person filing is: N/A
	(a)	☐ Broker or Dealer registered under Section 15 of the Act
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act
	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940
(e)	☐ An investment adviser in accordance with s. 240 13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with s. 240 13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with s. 240 13d-1(b)(1)(ii)(G)
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐ Group, in accordance with s. 240-13d-1(b)(1)(ii)(J)

Item 4	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
	(a)	Amount beneficially owned: Ali Shawkat, 3,264,839 Shares of Common Stock
	(b)	Percent of class: Ali Shawkat, 15.9% of the Common Stock
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote Ali Shawkat, 3,264,839 shares of Common Stock
		(ii)	Shared power to vote or to direct the vote 0 shares of Common Stock
		(iii)	Sole power to dispose or to direct the disposition Ali Shawkat, 3,264,839 shares of Common Stock
		(iv)	Shared power to dispose or to direct the disposition 0 shares of Common Stock
Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit state the identification of the relevant subsidiary.

Item 8

Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate item 3(j) and attach an exhibit stating the identity and item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9

Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification
(a)

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and where not acquired and are not held for the purpose of or with the effect of changing or influencing control of the Issuer of the securities and where not acquired and are not held in connection with or as a participant in ay transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January	January
Date	Date

Signature	Signature

Ali Shawkat, President
Name/Title	Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.